STATEMENT OF FINANCIAL CONDITION

SVB Leerink LLC

December 31, 2019

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: SVB Leerink LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street, 37th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gentile 212-277-6042
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

One International Place	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB Leerink LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KATHLEEN CHIODO
Notary Public, State of New York
No. 01CH6314151
Qualified in Westchester County
Commission Expires November 3, 2022

Kathleen Chiodo
Notary Public

Joseph R. Gentile
Signature

Chief Administrative Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report describing the Broker-Dealer's compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting thereon.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

SVB Leerink LLC

Statement of Financial Condition

December 31, 2019

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110

Report of Independent Registered Public Accounting Firm

SVB Leerink Holdings LLC, the sole member of
SVB Leerink LLC
Boston, Massachusetts

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of SVB Leerink LLC (the "Broker-Dealer") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as SVB Leerink LLC's auditor since 2013.

Boston, Massachusetts
February 28, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and for its part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-58BD-SFC (2/20)

SVB Leerink LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$158,509,720
Receivable from and deposit with clearing organization	2,844,126
Receivable from clients, net of allowance for doubtful accounts of $630,325	31,880,158
Due from employees	1,138,549
Due from affiliates	56,125
Notes receivable from employees, net of accumulated amortization of $4,961,247	1,004,794
Marketable securities, at fair value	13,785,426
Non-marketable securities, at fair value	781,355
Prepaid expenses	2,697,968
Furniture and equipment, net of accumulated depreciation of $7,137,871	4,015,443
Goodwill	623,026
Other assets	2,434,333
Total assets	$219,771,023

Liabilities and member's equity

Liabilities:

Securities sold, not yet purchased, at fair value	$ 577,426
Accrued compensation and employee benefits	127,528,772
Accounts payable and accrued expenses	11,349,265
Payable to broker-dealers	14,048,544
Due to affiliate	559,344
Total liabilities	154,063,351

Commitments and contingencies (Note 9)

Member's equity	65,707,672
Total liabilities and member's equity	$219,771,023

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

SVB Leerink LLC (the "Company") is an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions, sales and trading services and research. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of SVB Leerink Holdings LLC ("Holdings"). Holdings is the sole member of the Company. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing broker ("Pershing LLC"), which is also a registered broker-dealer.

On January 4, 2019, Silicon Valley Bank Financial Group ("SVB") completed the acquisition of Holdings and its subsidiaries, including the Company. SVB is the ultimate parent company of the Company. As part of the acquisition, the Company changed its legal name from Leerink Partners LLC to SVB Leerink LLC, and Holdings changed its legal name from Leerink Holdings LLC to SVB Leerink Holdings LLC. Additionally, Leerink Special Holdings LLC ("Special Holdings"), formerly a one percent owner of the Company, was dissolved and terminated on January 4, 2019. As a result, the member's equity balance attributable to Special Holdings was allocated to Holdings on January 4, 2019.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual amounts could significantly differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts on receivables from clients and employees on a specific identification basis.

Securities

The Company measures its securities at fair value in accordance with Accounting Standards Codification Topic 820 – *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical instruments in markets that are not active, quoted prices of similar instruments, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable or supported by little or no market activity.

Marketable securities are carried at fair value based upon quoted market prices.

Non-marketable securities are recorded at fair value and consist of equity positions in private companies, some of which are in the early stages of development, warrants to purchase common stock or preferred stock of private companies and investments in hedge funds.

The fair value of the equity investments in private companies is determined by management after considering the available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, which is supplied by the hedge fund manager to the Company at least on a quarterly basis.

Securities transactions are recorded on a trade date basis.

Valuation Methodologies

The following are types of financial instruments the Company held as of December 31, 2019 as well as their valuation methodologies:

Mutual funds and common stock of publicly-traded companies
Equity securities consists of investments in mutual funds and common stock of publicly-traded corporations. Equity securities that are not subject to certain sales restrictions are valued based upon the reported quoted market prices and are classified as Level 1 within the fair value hierarchy. Fair value measurements of equity securities of public companies are priced based on quoted market prices less a discount if the securities are subject to certain sales restrictions and are classified as Level 2 within the fair value hierarchy. Certain sales restriction discounts generally range from 10 percent to 20 percent depending on the duration of the sale restriction which typically range from three to six months.

Warrants
The Company owns warrants to purchase common or preferred stock of private companies. These are valued based upon the use of an option pricing model and are classified as Level 3 within the fair value hierarchy. The significant input to the option pricing model is the volatilities of comparable companies.

Contingent consideration
Contingent consideration that meets the definition of a derivative and does not qualify for a scope exception in ASC 815 is recorded at fair value and subsequently adjusted to fair value each reporting period.

Preferred stock and common stock of private companies
The Company owns preferred stock and common stock of private companies. Investments in private companies are measured at fair value using valuation techniques involving recent transaction prices, including prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

Hedge funds
Investments in hedge funds are measured at fair value based on the Company's pro rata interest in the net assets of each fund, the fair value of which is supplied by the fund's manager to the Company at least on a quarterly basis. The Company follows the NAV practical expedient

provision which permits the measurement of fair value based on the net asset value of the underlying fund, without further adjustment, unless management deems such net asset value to not be representative of fair value.

Notes Receivable from Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. Notes may be forgiven at some future date, typically ranging from one to five years, and they provide for interest at a fair market rate. These forgivable notes are amortized over time. Accumulated amortization represents the cumulative amortization on loans outstanding at the balance sheet date. Accumulated amortization in relation to a fully amortized loan is reversed out of the accumulated amortization balance as and when such loan is fully amortized. The Company establishes a bad debt reserve for notes receivable from employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note had been fully forgiven.

Notes receivable from employees also includes loans to employees that are due back to the Company at a specified future date per the loan agreement and are not forgivable.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or four years beginning when the software project is complete and the application is put into production.

Furniture and equipment and capitalized costs for developing internal use software are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

Goodwill

Goodwill is not amortized but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the asset is less than its book value.

The Company completed its annual evaluation of goodwill as of December 31, 2019 and determined that no impairment charge was required. Subsequent to December 31, 2019, no events have occurred, or circumstances have changed that would indicate an impairment could exist. Goodwill is related to the 2001 acquisition of MEDACorp, a division of the Company.

6

Payable to Broker-Dealers

Payable to broker-dealers includes amounts payable to other broker-dealers arising from unsettled equity underwriting transactions whereby the Company acted as the lead underwriter for the transaction. Such amounts are typically settled within ninety days following the closing of a corporate finance transaction.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. For awards that vest upon achievement of only a service condition, the fair value as of the grant date, or cost of the award, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Costs not paid to SVB in exchange for the awards are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity for income tax purposes and, as such, is not liable for federal, state or local income taxes. The Company's taxable income and expense are included in the consolidated federal and applicable state income tax returns filed by SVB. The Company is not a party to a master tax sharing agreement with SVB and did not make distributions to SVB for tax reimbursements. The Company has no present intention to enter into a tax-sharing agreement or make future distributions to SVB for tax reimbursements. Prior to the acquisition of Holdings by SVB, the Company was a limited liability company which was treated as a partnership and was subject to the New York City Unincorporated Business Tax ("UBT").

The Company is under examination in New York City for UBT for the years 2016 through 2018. The Company is no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2016.

The Company records uncertain tax positions using a two-step process: (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Accounting Standards to be Adopted in Future Periods

Collaborative Arrangements
In November 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-18, *Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606.* Under the modified guidance, companies will have to assess whether transactions between collaborative arrangement participants are within the scope of the new revenue standard. The guidance is effective for the Company's fiscal year ending December 31, 2020, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its statement of financial condition and related disclosures.

Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, *Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.* The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The guidance is effective for the Company's fiscal year ending December 31, 2020, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its statement of financial condition and related disclosures.

Internal-Use Software
In August 2018, the FASB issued ASU No. 2018-15, *Intangibles—Goodwill and Other—Internal Use Software: Customer's Accounting for Implementation of Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.* The guidance amends the definition of a hosting arrangement and requires that the customer in a hosting arrangement that is a service contract capitalize certain implementation costs as if the arrangement was an internal-use software project. The guidance is effective for the fiscal year ending December 31, 2020. The Company is currently evaluating the potential impact of the new guidance on its statement of financial condition and related disclosures.

Goodwill
In January 2017, the FASB issued ASU No. 2017-04, *Goodwill and Other (Topic 350)*. The new standard simplifies goodwill impairment testing. The guidance is effective for the Company's fiscal year ending December 31, 2021, and early adoption is permitted. The Company is currently evaluating the potential impact of the new guidance on its statement of financial condition and related disclosures.

Measurement of Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses of Financial Instruments.* The guidance amends the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects a current expected credit loss measurement to estimate the allowance for credit losses. The guidance is effective for the fiscal year ending December 31, 2020. The Company is currently evaluating the potential impact of the new guidance on its statement of financial condition and related disclosures.

Adopted Accounting Standards

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which among other things, results in the recognition of lease assets and lease liabilities by lessees on the Company's balance sheet for virtually all leases. ASU 2016-02 supersedes most previous lease accounting guidance and is effective for interim and annual periods beginning after December 15, 2018. The Company adopted the new guidance as of January 1, 2019 using the modified retrospective adoption method. The Company has elected the transition relief package of practical expedients permitted within Topic 842. Accordingly, the Company has not reassessed the classification of its existing leases as of the transition date, whether existing contracts at the transition date contain a lease, or whether unamortized initial direct costs before the transition adjustments would have met the definition of initial direct costs at lease commencement. The Company does not allocate consideration in its leases to lease and non-lease components and does not record leases on its balance sheet with terms of 12 months or less.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company's incremental borrowing rate represents the rate of interest that the Company would have to pay to borrow over a similar term an amount equal to the lease payments in a similar economic environment. The incremental borrowing rate used to calculate lease liabilities was based on credit terms available to the Company's parent entity and represent collateralized borrowing rates with credit terms that align with the lease terms and lease payments at the inception of the lease.

The impact of the adoption of ASU 2016-02 on the balance sheet was the recognition of right-of-use assets of $817,508 and lease liabilities of $815,518 for operating leases. The Company has also implemented changes to related processes and disclosures. See Note 9 for further information.

3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole. Fluctuations also occur due to the change in the fair value of the marketable securities owned by the Company.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Liquidity risk
The Company's non-marketable securities include investments in hedge funds and companies that are privately held. As a result, there is no readily available market for the Company's interests in such funds and companies, and those interests may be subject to legal restrictions on transfer. Therefore, there is no assurance that the Company is able to realize liquidity for such investments in a timely manner, if at all.

Cyber-security risk
Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on the Company's critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third-parties that the Company does business with and employee training.

4. Receivable from and Deposit with Clearing Organization

Receivable from and deposit with clearing organization is comprised of amounts receivable or payable for unsettled transactions, presented net, as well as a minimum deposit. As part of the Company's clearing agreement with Pershing LLC, a minimum deposit of $250,000 is to be maintained at all times. The minimum deposit balance held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

5. Notes Receivable from Employees

The Company holds notes receivable from employees that are forgivable at a future date. The outstanding notes receivable balance for the forgivable loans, including accrued interest, was $371,713 as of December 31, 2019 and is included in Notes receivable from employees in the Statement of Financial Condition.

In 2015, the Company entered into a promissory note with an employee. The principal amount of the note was $1,412,600, with an interest rate of 1.77%, due in four consecutive annual equal installments commencing on March 31, 2017. All outstanding principal and interest will be due on March 31, 2020. In 2019, the Company entered into a promissory note with another employee. The principal amount of the note was $270,000, with an interest rate of 2.59%, due in five consecutive annual equal installments commencing on February 15, 2020. All outstanding principal and interest will be due on February 15, 2024. As of December 31, 2019, the outstanding notes receivable for these loans, including accrued interest, was $633,081, which is included in Notes receivable from employees in the Statement of Financial Condition.

6. Fair Value Measurements

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis, excluding investments at fair value based on net asset value of $27,164 as of December 31, 2019, and their assigned levels within the valuation hierarchy at December 31, 2019:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities owned:				
Mutual funds and common stock	$13,183,826	$601,600	-	$13,785,426
Total marketable securities owned	$13,183,826	$601,600	-	$13,785,426
Non-marketable securities owned:				
Warrants	-	-	$445,940	$445,940
Contingent consideration	-	-	308,251	308,251
Total non-marketable securities owned	-	-	$754,191	$754,191
Total assets in the fair value hierarchy	$13,183,826	$601,600	$754,191	$14,539,617
Liabilities				
Securities sold, not yet purchased				
Mutual funds and common stock	$577,426	-	-	$577,426
Total liabilities in the fair value hierarchy	$577,426	-	-	$577,426

Transfers in and/or out of Levels
During the year ended December 31, 2019, $148,091 was transferred from Level 3 to Level. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2019. The Company's policy is to transfer assets between Levels using the carrying value at the beginning of the year.

Level 3 fair value measurements

The following table shows a reconciliation of the beginning and ending fair value measurements of securities that are valued on a recurring basis and classified as Level 3 for the year ended December 31, 2019:

	Contingent Consideration and Warrants
Beginning balance	$1,131,782
Transfers out of Level 3 to Level 1	(148,091)
Unrealized losses	(229,500)
Ending balance	$ 754,191

Quantitative information about significant unobservable inputs used in Level 3 fair value measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant Unobservable Input(s)	Input/Range	Weighted Average
Warrants	$445,940	Market approach	Equity adjustment for events	0%	0%
			Discount for lack of marketability	11%	11%
			Expected remaining term	3 years	3 years
			Expected term to liquidity	2 years	2 years
			Price per share	$1.74	$1.74
Contingent consideration	$308,251	Income approach	Probability of achievement	5%-80%	32%
			Discount rate	25%	25%
			Expected achievement date	1-8 years	5 years

Sensitivity of fair values to changes in significant unobservable inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred or common stock or the fair value of the hedge funds would result in a significant higher (lower) fair value measurement.

Fair value of other financial instruments

The fair values of the Company's other assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

7. Furniture and Equipment

As of December 31, 2019, furniture and equipment, net, consists of the following:

	Estimated Useful Life	Amount
Furniture	Three to Seven Years	$2,660,149
Machinery, equipment and software	Three to Five Years	8,493,165
		11,153,314
Less: accumulated depreciation		(7,137,871)
		$4,015,443

During the year ended December 31, 2019, the Company determined that certain capital assets with a historical cost of $282,489 and remaining net book value of $201 were no longer in use or were obsolete.

8. Employee Compensation and Benefits

Retention Awards

In conjunction with retention agreements that were signed as part of the acquisition of Holdings, certain employees of the Company were granted cash awards and restricted share awards consisting of SVB's publicly-traded common stock.

Cash compensation retention awards

During the year ended December 31, 2019, certain employees of the Company were granted cash retention awards totaling $30,000,000. The Company recognizes an expense for these awards on a straight-line basis over the vesting period of up to five years.

Share-based compensation retention awards

During the year ended December 31, 2019, employees of the Company were granted 125,160 shares of restricted stock of SVB at a fair value of $238.28 per share, which is the fair value of SVB's publicly traded stock as of the close of business on the grant date. The Company recognizes an expense for these awards on a straight-line basis over the vesting period of up to five years.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company may make a contribution out of available profits. As of December 31, 2019, the liability accrued for the profit sharing plan contribution was $315,971.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan which vests over five years. The Plan was unfunded by the Company as of December 31, 2019.

Parent Cash Award

Prior to the acquisition of Holdings by SVB on January 4, 2019, certain employees of the Company were issued Class C restricted stock units of Holdings. Any unvested restricted stock units of Holdings as of January 4, 2019 were not converted into the right to receive consideration from the acquisition, but instead, were converted into a cash-based award (the "Parent Cash Award"). The holders of each Parent Cash Award shall continue to be governed by the same terms and conditions, inclusive of vesting terms, as were applicable to the restricted stock units of Holdings. Should an employee leave the Company prior to the vesting of their Parent Cash Award, the forfeited amount is to be allocated to each holder of vested units and to each holder of a vested Parent Cash Award.

9. Commitments and Contingencies

Operating Leases

Holdings leases office facilities, and the Company leases equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating cost adjustments.

At the inception of a lease, the lease is evaluated to determine whether the lease will be accounted for as an operating or a finance lease. The Company recognized the present value of its existing minimum lease payments as a $389,983 right-of-use asset and a $388,748 lease liability, which is included in Other assets and Accounts payable and accrued expenses in the Statement of Financial Condition, respectively. As of December 31, 2019, the remaining terms of our operating leases range from 1 to 3 years.

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

| Weighted-average remaining term (in years) | 2.27 |
| Weighted-average discount rate | 2.18% |

Cash paid for amounts included in the measurement of the lease liabilities was $350,808 for the year ended December 31, 2019. New operating lease assets obtained in exchange for operating lease liabilities were $224,141 for the year ended December 31, 2019.

The following table presents our undiscounted future cash payments for our operating lease liabilities:

Year Ending December 31,

2020	$186,601
2021	148,726
2022	62,835
Total future lease payments	398,162
Less: imputed interest	(9,414)
Operating lease liabilities	$388,748

Finance Lease Obligations

The Company has entered into various finance leases for copiers. The Company's finance lease right-of-use assets are $653,347 as of December 31, 2019 and are included in Other assets in the Statement of Financial Condition. These finance lease obligations are $655,055 as of December 31, 2019 and are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

The weighted average remaining lease term and weighted average discount rate of our finance leases are as follows:

| Weighted-average remaining term (in years) | 3.67 |
| Weighted-average discount rate | 1.62% |

Cash paid for amounts included in the measurement of the lease liabilities was $61,279 for the year ended December 31, 2019. New finance lease assets obtained in exchange for finance lease liabilities were $712,742 for the year ended December 31, 2019.

The following table presents our finance lease obligations:

2020	$183,837
2021	183,837
2022	183,837
2023	122,556
Total future lease payments	674,067
Less: imputed interest	(19,012)
Finance lease liabilities	$655,055

Revolving Note and Cash Subordination Agreement
In March 2019, the Company established a $25,000,000 revolving note and cash subordination agreement with SVB (the "SVB Revolver"). The SVB Revolver has a credit period of one year, which expires in March 2020 and a scheduled maturity date of March 2021 on any outstanding advances. Interest payments are based on Prime Rate or the Fed Funds Effective Rate, plus 3%. The agreement contains an origination fee of 1% of $25,000,000 payable to SVB.

Other Contingencies
The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also involved in a number of ongoing examinations and regulatory reviews. In accordance with applicable accounting guidance, the Company establishes accruals for all such matters, including expected settlements, when it believes that it is probable a loss has been incurred, and the amount of the loss is reasonably estimable. When a loss continency is not both probable and estimable, the Company does not establish an accrual. Any such loss estimates are inherently uncertain, based on currently available information, and are subject to management's judgment and various assumptions. Due to the inherent subjectivity of these estimates and unpredictability of outcomes of legal proceedings, any amounts accrued may not represent the ultimate resolution of such matters.

10. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, SEC Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2019, the Company had net capital of $81,958,324, which was $75,924,942 in excess of its required net capital of $6,033,382. The Company's aggregate indebtedness to net capital ratio was 1.10 to 1 at December 31, 2019.

11. Revenues from Contracts with Customers

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $31,880,158 December 31, 2019.

The Company had no deferred revenue at December 31, 2019.

Contract Costs
The Company capitalizes costs to fulfill contracts associated with investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. At December 31, 2019, the Company's capitalized costs to fulfill a contract were $381,532, which are recorded in Receivable from clients in the Statement of Financial Condition.

12. Related Parties

Amounts receivable and payable between the Company and its affiliates arise primarily from the receipts and payments of cash on behalf of SVB, Holdings and SVB Leerink Capital LLC ("SVB Leerink Capital"), a wholly-owned subsidiary of Holdings.

Amounts receivable from SVB Leerink Capital and Holdings are $42,620 and $13,505, respectively. Amounts payable to SVB are $559,344 as of December 31, 2019.

During the year ended December 31, 2019, the Company made equity distributions of $60,000,000 to Holdings.

13. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through February 28, 2020, the date the Company's statement of financial condition was issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's statement of financial condition.